Lime Trading Corp.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

C O N T E N T S

                                                                            Page

FACING PAGE... 1

OATH OR AFFIRMATION... 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 3

FINANCIAL STATEMENTS

    STATEMENT OF FINANCIAL CONDITION 4
    NOTES TO FINANCIAL STATEMENT 5-13

SUPPLEMENTAL INFORMATION

    SCHEDULE I - STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN
        SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY
        EXCHANGES..15
    SCHEDULE II - STATEMENT OF CLEARED SWAPS SEGREGATION
        REQUIREMENTS AND FUNDS IN CLEARED SWAPS CUSTOMER ACCOUNTS
        UNDER 4D(F) OF THE CEA...16
    SCHEDULE III - STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN
        SEPARATE ACCOUNTS PURSUANT TO COMMISSION REGULATION 30.7....................17

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	Nov. 30, 2026
Estimated average burden hours per response:	12

SEC FILE NUMBER
8-27061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LIME TRADING CORP. (f/k/a Score Priority Corp.)

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

450 7TH AVENUE, 31ST FLOOR
(No. and Street)

NEW YORK	NY	10123
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL LEVY	(646) 681-4076	mlevy@lime.co
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MICHAEL COGLIANESE CPA, P.C.
(Name – if individual, state last, first, middle name)

300 Tri State International, Suite 180	LINCOLNSHIRE	IL	60069
(Address)	(City)	(State)	(Zip Code)

10-20-2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Levy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lime Trading Corp. (the "Company"), as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Subscribed and sworn to before me this 8 day of April 2026

Signature: [signature]

Title:
Chief Financial Officer

This report ** contains (check all applicable boxes):

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable. (See the separately bound report.)
☐ (y) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or A statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

** *To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Lime Trading Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lime Trading Corp. as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Lime Trading Corp. as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Lime Trading Corp.'s management. Our responsibility is to express an opinion on Lime Trading Corp.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lime Trading Corp in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Lime Trading Corp.'s auditor since 2016.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
April 8, 2026

LIME TRADING CORP.

STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash and cash equivalents	$	4,875,732
Segregated cash		93,032
Receivable from broker-dealers		1,769,397
Accounts receivable		1,015,081
Deposits with clearing organizations		810,000
Securities owned, at fair value		11,000,000
Prepaid expenses and other assets		1,307,759
Furniture and equipment, at cost, net		778,077
Intangible assets, at cost, net		913,280
Operating lease right of use asset		2,068,174
	$	24,630,532

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable to customers	$	33,022
Accrued expenses and other liabilities		5,788,744
Operating lease liability		2,151,132
		7,972,898
Stockholder's equity		
Common stock, no par value; 100 shares authorized, issued and outstanding		210,040
Additional paid-in capital		48,625,000
Accumulated deficit		(32,177,406)
		16,657,634
	$	24,630,532

See Notes to Financial Statement

LIME TRADING CORP.

NOTES TO FINANCIAL STATEMENT
December 31, 2025

Note 1. Organization and Nature of Business

Lime Trading Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company conducts business on a fully disclosed basis with Vision Financial Markets, LLC ("Vision"), Axos Clearing, LLC ("Axos"), Wedbush Securities, Inc. ("Wedbush"), and ABN Amro Clearing Chicago LLC ("ABN") pursuant to clearing agreements (collectively referred to as the "Clearing Brokers"), which assumes and maintains the accounts of the Company's customers.

The Company is a futures commission merchant registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company conducts business on with Straits Financial, LLC and Advantage Futures LLC pursuant to clearing agreements.

The Company is exempt from SEA Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5. The Company has filed an Exemption Report as described in SEA Rule 17a-5.

A summary of significant accounting policies are included in the following footnotes.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of unrestricted cash balances in banks. The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Segregated Cash

In accordance with regulations of the SEC and CFTC, the Company maintains special reserve bank accounts for the exclusive benefit of its customers. At December 31, 2025, $93,032 was held in segregated accounts.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, ranging from 5 to 7 years.

Intangible Assets

Acquired or otherwise Capitalized intangible assets with finite lives, which consist of trade name, website intellectual property, internal-use software, software to be sold, leased, or marketed, and brokerage customer accounts, are amortized on a straight-line basis over estimated useful lives of 5 years. The Company performs an annual review of its intangible assets for impairment. As of December 31, 2025, no indication of impairment was noted.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases with a term of greater than one year are included as a right-of-use ("ROU") asset and noted as an Operating lease right of use asset and Operating lease liability on the Company's statement of financial condition. The Company has a lease agreement with lease and non-lease components, which are generally accounted for as a single lease component. Leases of low-value assets are assessed on a lease-by-lease basis to determine the need for statement of financial condition capitalization.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized on the lease commencement date based on the present value of lease payments over the lease term. As the Company's only operating lease does not provide an implicit rate, the Company uses the incremental borrowing rate commensurate with the lease term based on the information available at the lease commencement date in determining the present value of lease payments. No significant judgments or assumptions were involved in developing the estimated operating lease liabilities as the Company's operating lease liabilities largely represent the future rental expenses associated with operating leases, and the incremental borrowing rates are based on publicly available interest rates. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease. These options to extend or terminate are assessed on a lease-by-lease basis, and the ROU assets and lease liabilities are adjusted when it is reasonably certain that an option will be exercised.

Securities Owned

Securities owned, which may include equities, mutual funds and options on equities, are valued at the closing price reported on the active market on which the individual securities are traded.

Receivables from broker-dealers and deposits with clearing organizations

The Company's receivables from broker-dealers include amounts receivable from its clearing brokers, with regards to futures, options, and securities transactions cleared or settled on behalf of the Company or its customers. Deposits with clearing organizations relate to cash on deposit with the Company's Clearing Brokers for purposes of supporting clearing and settlement activities. At December 31, 2025, the Company maintained deposits of approximately $360,000 with Vision, $100,000 with Axos, $250,000 with Wedbush and $100,000 with ABN.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Codifications ("ASC") 326-20, "Financial Instruments - Credit losses." FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense. Based on the Company's evaluation of its receivables, it has deemed that there is no necessary allowance for credit losses as of December 31, 2025.

Revenue Recognition

Commissions

All commission revenue is recognized on the date in which the transactions associated with the commissions are completed (settlement date). US GAAP requires revenue to be recognized on the date in which the transactions associated with the commissions are earned (trade date). Generally, there is no material difference between settlement date and trade date in the recognition of revenue, particularly since the trade settlement cycle has been reduced to trade date + 1-day, effective May 28th, 2024. Amounts receivable and payable from securities transactions that have reached their contractual settlement date are recorded net on the statement of financial condition.

Technology fees

Technology fees are charged to customers for technology services to which they subscribe that the Company delivers, which can include but are not limited to order management software ("OMS"), infrastructure fees, trading access fees, co-location fees, and other fees. The Company recognizes this revenue monthly as the performance obligation is satisfied over time by continually providing the technology to which the customer is able to use and benefit for the period. Technology fees are collected monthly, generally in arrears.

Execution fees and rebates

Execution fees are charged to customers as the Company provides access to the various equity and option exchanges, subject to exchange-mandated programs. The Company recognizes revenue as the performance obligation is satisfied over time on customer orders, generally monthly. Execution fees are collected monthly, in arrears. The Company earns rebates from various equity and options exchanges and market makers based upon equity and options trading volume originated by the Company that meets certain criteria. The Company recognizes revenue, generally monthly, as the performance obligation is satisfied over time on customer orders that qualify for payments. subject to exchange and/or market maker mandated programs. Rebates are collected monthly, generally in arrears.

NOTES TO FINANCIAL STATEMENT
December 31, 2025

Other income

Other income generally consists of interest income on customer debit, credit, and other balances, which are generally custodied by the Company's Clearing Brokers. and interest income on the Company's cash and/or money market instruments. In addition, any unrealized gains and losses on securities held at year end are included in Other income in the statement of operations and historically have been immaterial. The Company recognizes Other income, generally monthly, and collects the revenue monthly, generally, in arrears.

Income Taxes

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more likely that not that the deferred tax asset will not be realized.

The Company has adopted the authoritative guidance under ASC Topic 740, "Income Taxes," relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2025, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company's federal, state and local tax returns are open to examination for the last three years.

Note 3. Recent Accounting Standards

In July 2025, the FASB issued Accounting Standards Update ("ASU") No. 2025-05, "Measurement of Credit Losses for Accounts Receivable and Contract Assets." This ASU simplifies the estimation of credit losses on accounts receivable and contract assets arising from transactions accounted for under ASC 606, "Revenue from Contracts with Customers," by providing companies an option to assume that the conditions as of the balance sheet date will remain unchanged for the remaining life of these assets while estimating expected credit losses. This ASU is effective for the firm beginning in January 2026 under a prospective approach. Adoption of this ASU will not have a material impact on the Company's financial condition.

In September 2025, the FASB issued ASU No. 2025-06, "Targeted Improvements to the Accounting for Internal-Use Software." This ASU eliminates the requirement to consider the project stage of an internal-use software under development while capitalizing its development costs. Instead, under the ASU, companies are required to capitalize internal-use software development costs when management authorizes and commits to fund the software development project, and it is probable that the project will be completed and the software will be used as intended. This ASU is effective for the Company beginning in January 2028 under a prospective, retrospective or a modified approach. Early adoption is permitted which the Company has elected. Adoption of this ASU is not expected to have a material impact on the firm's financial condition.

The FASB issued ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures", in December 2023. The guidance in this standard requires annual disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The Company adopted this ASU as of January 1, 2025 and the required disclosures are included in Note 7.

LIME TRADING CORP.

NOTES TO FINANCIAL STATEMENT
December 31, 2025

Note 4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is established that distinguishes between: (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs); and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

    a. Quoted prices for similar assets or liabilities in active markets;
    b. Quoted prices for identical or similar assets or liabilities in markets that are not active;
    c. Inputs other than quoted prices that are observable for the asset or liability;
    d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data.

However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

There were no transfers into and out of the Level 3 categories in the fair value measurement hierarchy during the year ended December 31, 2025.

The following table summarizes the valuation of the Company's investments by fair value hierarchy as described above as of December 31, 2025:

	Total	Level 1
Money Market Mutual Funds	$11,000,000	$ 11,000,000
Total	$ 11,000,000	$ 11,000,000

Note 5. Related Parties

The Company is owned by F.H. Global, Inc., which is owned by a shareholder.

The Company has historically relied on its parent to meet its capital needs. The Company has been funded to sustain its operations and future business development. The parent has committed to fund the Company's capital needs due to the role the Company plays in the parent's overall strategy.

The Company is affiliated with Lime FinTech LLC ("FinTech", which is also owned by F.H. Global, Inc. Pursuant to an expense sharing arrangement with FinTech, the Company allocates certain expenses to FinTech, to which the Company is reimbursed. At December 31, 2025, the total amount receivable was $777,789 and is included in prepaid expenses and other assets on the statement of financial condition.

Note 6. Property, Equipment and Intangible Assets

Property and equipment and intangible assets consist of the following as of December 31, 2025:

Furniture and equipment	Carrying Amount	Accumulated Depreciation	Net
Computer hardware and related equipment	$ 801,204	$ (191,394)	$ 609,810
Furniture and fixtures	245,749	(77,482)	168,267
Total	$ 1,046,953	$ (268,876)	$ 778,077

Intangible assets	Gross Carrying Amount	Accumulated Amortization	Net
Other intangibles	$ 1,894,673	$ (981,393)	$ 913,280
Total	$ 1,894,673	$ (981,393)	$ 913,280

No significant residual value is estimated for the intangible assets.

NOTES TO FINANCIAL STATEMENT
December 31, 2025

Note 7. Income Taxes

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the limited level of historical taxable income under the current corporate structure, and projections for future taxable income over the periods in which the deferred tax assets are deductible, management cannot predict when the Company will realize the benefits of the net operating loss carryforwards and accordingly has applied a valuation allowance of approximately $8,500,000 against its deferred tax asset.

As of December 31, 2025, the Company's net operating loss carryforwards for federal tax purposes was approximately $30,000,000, which is available to offset future federal taxable income, if any.

Note 8. Employee Benefits

The Company has a defined contribution plan under 401(k) of the Internal Revenue Code. The plan covers all employees who have attained the age of 21 and provides for participants to defer salary amounts up to statutory limits. The Company is allowed to make discretionary matching contributions based on the salary deferrals contributed by each participant.

Note 9. Commitments

The Company is obligated under a non-cancelable operating lease for its corporate headquarters that expires on January 31, 2033 (See Note 9). The Company is also obligated under a non-cancelable operating lease for its previous corporate headquarters that expires on November 30, 2026. Rental expense under that lease was $226,484 for the year ended December 31, 2025. The following is a schedule of minimum rent payments required under that non-cancelable operating lease for the years ending December 31:

2026	$	216,472
	$	216,472

Note 10. Contingencies and Guarantees

As of December 31, 2025, management of the Company believes that there are no contingencies (other than the noncancelable lease agreements in Note 8) or guarantees that may result in a loss or future obligation.

The Company entered into a non-cancellable operating lease for its headquarters located at 450 7th Avenue, New York, New York, commencing September 1, 2025. The lease has a contractual term of seven years and five months, expiring on January 31, 2033. The lease provides for one month of rent prepaid at execution in March 2025, as well as a five-month rent-free period from September 1, 2025, through January 31, 2026. The monthly base rent of $26,054 commences on February 1, 2026, and remains in effect through the lease expiration. The Company delivered a refundable security deposit of $156,324 upon the commencement of the lease. The Company is not reasonably certain to exercise the termination option contained in the lease agreement.

LIME TRADING CORP.

NOTES TO FINANCIAL STATEMENT
December 31, 2025

At commencement, the Company recognized a right-of-use ("ROU") asset and a corresponding lease liability in accordance with ASC 842. The lease liability equaled the present value of unpaid fixed lease payments, discounted using the Company's incremental borrowing rate. The ROU asset equaled the lease liability adjusted for the prepaid month's rent. The Company accounts for this lease as an operating lease.

Components of lease cost were as follows for the year ended December 31, 2025:

Lease cost component	2025
Operating lease cost	$109,012
Variable lease cost	$0
Short-term lease cost	$0

Supplemental information related to the Company's operating lease is as follows:

Cash flow information	2025
Cash paid for amounts included in the measurement of lease liability	$0
ROU asset obtained in exchange for lease liability and prepaid rent	$1,923,411
Prepaid rent reclassified to ROU asset	$26,054

Weighted-Average Lease Term and Discount Rate

	December 31, 2025
Weighted-average remaining lease term	7.1 years
Weighted-average discount rate	5.86%

Maturity Analysis of Lease Liabilities

The following table presents the maturity of the Company's lease liability as of December 31, 2025:

Year ending December 31,	Lease Payments
2026	$263,145
2027	$323,135
2028	$331,213
2029	$339,493
2030	$353,564
Thereafter	$788,913
Total lease payments	$2,399,463
Less: imputed interest	($464,803)
Present value of lease liability at December 31, 2025:	$1,934,660

The primary difference between the ROU asset obtained in exchange for the lease liability of $1,923,411 and the Operating right of use asset of $2,068,174 on the statement of financial condition relates to the lease of the previous corporate headquarters that is expiring in November 2026.

NOTES TO FINANCIAL STATEMENT
December 31, 2025

Note 11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000 and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. The Company is also subject to the net capital requirements under Regulation 1.17 of the Commodity Exchange Act. In accordance with these rules, the Company is required to maintain defined minimum net capital equal to $1,000,000. At December 31, 2025, the Company had net capital of $11,475,556, which was in excess of required net capital by $10,475,556. At December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was 0.5073 to 1.

Note 12. Off-Balance-Sheet Credit Risk and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash on deposit at its banks and its money market mutual fund investment. Balances at its banks are generally insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2025, the Company had approximately $4,688,000 in excess of FDIC insured limits.

Note 13. Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, which are generally enumerated within Note 2. The Company has identified it's Chief Executive Officer and Chief Financial Officer as the chief operating decision makers ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits, pay dividends, or deploy capital elsewhere. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies within Note 2.

Note 14. Subsequent Events

The Company has evaluated events and transactions that have occurred since December 31, 2025, through the date of this report and determined that there are no other material events would require disclosure or recognition in the Company's financial statements.

SUPPLEMENTAL INFORMATION

LIME TRADING CORP.

SCHEDULE I
STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN
SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES
December 31, 2025

SEGREGATION REQUIREMENTS

Net equity (deficit)	$	33,022
Accounts liquidating to a deficit and accounts with debit balances		-
Amount required to be segregated	$	33,022

FUNDS IN SEGREGATED ACCOUNTS

Deposited in segregated funds bank accounts - cash	$	53,032
Net liquidating equity with other FCMs		27,878
Total amount in segregation		80,909
Less: amount required to be segregated		(33,022)
Excess funds in segregation		47,887
Management target amount for excess funds in segregation		20,000
Excess funds in segregation over management target amount excess	$	27,887

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN
SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

Amount required to be segregated in accordance with 17 CFR 32.6	$	-
Funds in segregated accounts		-
Excess funds in segregation	$	-

The computation of segregation requirements and funds in segregation for customers trading on U.S. commodity exchanges as of December 31, 2025, computed by the Company in its Form X-17A-5, Part II, does not differ from the above computation, which is based on audited financial statements.

LIME TRADING CORP.

SCHEDULE II
STATEMENT OF CLEARED SWAPS SEGREGATION REQUIREMENTS AND
FUNDS IN CLEARED SWAPS CUSTOMER ACCOUNTS UNDER 4D(F) OF THE CEA
December 31, 2025

CLEARED SWAPS CUSTOMER REQUIREMENTS

Net equity (deficit)	$	-
Accounts liquidating to a deficit and accounts with debit balances		-
Amount required to be segregated for cleared swaps customers	$	-

FUNDS IN CLEARED SWAPS CUSTOMER SEGREGATED ACCOUNTS

Deposited in cleared swaps customer segregated funds bank accounts - cash	$	-
Net liquidating equity with other FCMs		-
Total amount in cleared swaps customer segregation		-
Less: amount required to be segregated for cleared swaps customers		-
Excess funds in segregation		-
Management target amount for excess funds in cleared swaps segregated accounts		-
Excess funds in cleared swaps customer segregated accounts over management target excess	$	-

The computation of the cleared swaps requirement and funds in cleared swaps customer accounts under section 4D(F) of the Commodities Exchange Act as of December 31, 2025, computed by the Company in its Form X-17A-5, Part II, does not differ from the above computation, which is based on audited financial statements.

LIME TRADING CORP.

SCHEDULE III
STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE
ACCOUNTS PURSUANT TO COMMISSION REGULATION 30.7
December 31, 2025

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS

Net equity (deficit)	$	-
Accounts liquidating to a deficit and accounts with debit balances		-
Amount required to be set aside as the secured amount - net liquidating equity method		-
Amount required to be set aside pursuant to foreign law, rule or regulation		-
Greater of the above two amounts	$	-

FUNDS DEPOSITED IN SEPARATE 17 CFR 30.7 ACCOUNTS

Deposited in separate 17 CFR 30.7 bank accounts - cash	$	40,000
Net liquidating equity with other FCMs		10
Total funds in separate 17 CFR 30.7 accounts		40,010
Less: amount required to be set aside as the secured amount, above		-
Excess set aside funds for secured amount		40,010
Management target amount for excess funds in separate 17 CFR 30.7 accounts		20,000
Excess funds in separate 17 CFR 30.7 accounts over management target excess	$	20,010

The computation of secured amouts and funds held in separate accounts pursuant to CFTC Regulation 30.7 as of December 31, 2025, computed by the Company in its Form X-17A-5, Part II, does not differ from the above computation, which is based on audited financial statements.